Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zhongchao Inc.

(Name of Issuer)

Class A Ordinary Shares, par value$ 0.0001 per share

(Title of Class of Securities)

G9897X107

(CUSIP Number)

Weiguang Yang

Nanxi Creative Center, Suite 218

841 Yan’An Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

Attention: Arila Zhou

Telephone: +1 (212) 530-2232

February 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G9897X107

(1)	Name of Reporting Persons: More Healthy Holdings Limited S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 86,669,110(1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 86,669,110(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,669,110(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 85.33% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of: (i) 5,497,715 Class B Ordinary Shares held by More Healthy Holdings Limited (“More Healthy”), which is 100% owned by Weiguang Yang (“Yang”); (ii) 1,047,606 Class A Ordinary Shares held by Running Puma Holdings Limited., a British Virgin Islands company (“Running Puma”), which is 100% owned by More Healthy; (iii) 1,036,806 Class A Ordinary Shares held by Unique Value Holdings Limited., a British Virgin Islands company (“Unique Value”) which is 100% owned by More Healthy; and (iv) 2,118,973 Class A Ordinary Shares held by Enchanted Butterfly Holdings Limited., a British Virgin Islands company (“Enchanted Butterfly”) which is 100% owned by More Healthy. More Healthy controls Running Puma, Unique Value and Enchanted Butterfly and is 100% owned by Yang; accordingly, Yang is deemed to control More Healthy as well as Running Puma, Unique Value and Enchanted Butterfly. The Class B Ordinary Shares vote on a one for fifteen basis; accordingly, this Reporting Person is entitled to an aggregate of 86,669,110 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting based on respective voting power. Accordingly, the percentage is based on the aggregate voting rights under 19,102,420 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Prospectus Summary- Our Corporate History and Structure” on page 11 of the registration statement in Form F-1 the Company filed with the Commission on January 10, 2020, File No. 333-234807) and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding as of February 26, 2020.

CUSIP Number: G9897X107

(1)	Name of Reporting Persons: Weiguang Yang (“Yang”) S.S. or I.R.S. Identification Nos. of above persons: ###-##-####
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 86,669,110(1)
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 86,669,110 (1)
(10) Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,669,110 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 85.33% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of: (i) 5,497,715 Class B Ordinary Shares held by More Healthy, which is 100% owned by Yang; (ii) 1,047,606 Class A Ordinary Shares held by Running Puma which is 100% owned by More Healthy; (iii) 1,036,806 Class A Ordinary Shares held by Unique Value which is 100% owned by More Healthy ; and (iv) 2,118,973 Class A Ordinary Shares held by Enchanted Butterfly which is 100% owned by More Healthy. The Class B Ordinary Shares vote on a one for fifteen basis; accordingly, this Reporting Person is entitled to an aggregate of 86,669,110 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting based on respective voting power. Accordingly, the percentage is based on the aggregate voting rights under 19,102,420 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Prospectus Summary- Our Corporate History and Structure” on page 11 of the registration statement in Form F-1 the Company filed with the Commission on January 10, 2020, File No. 333-234807) and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding as of February 26, 2020.

CUSIP Number: G9897X107

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A Ordinary Shares with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) and the Class B Ordinary Shares with a par value of US$0.0001 per share (the “Class B Ordinary Shares”), of Zhongchao Inc., a Cayman Islands exempted company with limited liability whose principal place of business is in Shanghai, China (the “Company” or the “Registrant”). As of the date of this Schedule, the Company has 19,102,420 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Prospectus Summary- Our Corporate History and Structure” on page 11 of the registration statement in Form F-1 the Company filed with the Commission on January 10, 2020, File No. 333-234807 ) and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding.

The Company’s principal offices are located at Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China, 200040.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

i.	Yang; and
ii.	More Healthy.

Yang owns (i) 5,497,715 Class B Ordinary Shares held by More Healthy, which is 100% owned by Yang; (ii) 1,047,606 Class A Ordinary Shares held by Running Puma, which is 100% owned by More Healthy; (iii) 1,036,806 Class A Ordinary Shares held by Unique Value, which is 100% owned by More Healthy; and (iv) 2,118,973 Class A Ordinary Shares held by Enchanted Butterfly, which is 100% owned by More Healthy.

More Healthy directly owns 5,497,715 Class B Ordinary Shares of the Company and indirectly owns the aggregate amount of 4,203,385 Class A Ordinary Shares of the Company through its ownership in Running Puma, Unique Value and Enchanted Butterfly. Yang owns 100% equity interest in More Healthy and Yang is therefore deemed the beneficial owner of such shares.

(b)	The principal business address of Yang is c/o Zhongchao Inc., c/o Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China.

The principal office address for More Healthy is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(c)	The principal business of Yang is the Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors.

The principal business of More Healthy is to act as investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Yang: People’s Republic of China

More Healthy is a company incorporated in the British Virgin Islands.

CUSIP Number: G9897X107

Item 3. Source and Amount of Funds or Other Consideration.

More Healthy is a company formed under the laws of the British Virgin Islands. Its principal business is managing Yang’s personal assets and investments. More Healthy is also one of the original shareholders in the Company. The Board of Directors of the Company approved the sale and issuance of 5,497,715 Class B Ordinary Shares to More Healthy, among other investors, on August 14, 2019.

Running Puma, Unique Value, and Enchanted Butterfly are companies formed under the laws of the British Virgin Island with their principal business managing Yang’s personal assets and investments. The sole member of each Running Puma, Unique Value, and Enchanted Butterfly respectively transferred their shares of the corresponding entity to More Healthy on August 1, 2019. As a result, Running Puma, Unique Value, and Enchanted Butterfly became the wholly-owned subsidiaries of More Healthy. Running Puma, Unique Value, and Enchanted Butterfly are also the original shareholders in the Company, whose shares of the Company were approved to be issued to them by the Board of Directors of the Company on August 14, 2019.

Given that Yang owns 100% equity interest in More Healthy, Yang is therefore deemed the beneficial owner of such shares held by Running Puma, Unique Value, and Enchanted Butterfly.

For more detail see Item 5.

Item 4. Purpose of Transaction

The shares owned by Yang and More Healthy were acquired for investment purposes. Yang and/or More Healthy may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by Yang and/or More Healthy at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

a.	The aggregate number and percentage of the Company’s Ordinary Shares to which this Schedule 13D relates is 4,203,385 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares, constituting approximately 85.33% of the Company’s outstanding votes based on 19,102,420 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding as of February 26, 2020.

b.	The beneficial ownership of each of the Reporting Persons is:

i.	Yang: 86,669,110 (85.33%), though his control over More Healthy, Running Puma, Unique Value, and Enchanted Butterfly; and

ii.	More Healthy: 86,669,110 (85.33%), though his control over More Healthy, Running Puma, Unique Value, and Enchanted Butterfly.

c.	Yang is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 82,465,725 votes reported herein through More Healthy and has sole voting power or disposition power over 1,047,606 votes reported herein through Running Puma, 1,036,806 votes reported herein through Unique Value, and 2,118,973 votes reported herein through Enchanted Butterfly.

More Healthy hold 82,465,725 votes reported herein, but as the sole equity owner of More Healthy, Yang is deemed to control and/or have disposition rights and voting rights over such votes.

d.	There have been no other transactions in the Class A Ordinary Shares or Class B Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons are also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). A copy of the form of such agreement is attached as Exhibit 99.2 and is incorporated by reference herein. The summary of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Company as Exhibit 4.2 to the Form 6-K filed on February 26, 2020 (and is incorporated by reference herein as Exhibit 99.2).

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

CUSIP Number: G9897X107

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated February 26, 2020

Exhibit 99.2	Form of Lock Up Agreement (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Company with the SEC on February 26, 2020.)

*	filed herewith

CUSIP Number: G9897X107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2020

Weiguang Yang

By:	/s/ Weiguang Yang

More Healthy Holding Ltd.

By:	/s/ Weiguang Yang
Name: Weiguang Yang
Title: Sole Shareholder

* The Reporting Persons disclaim beneficial ownership of the Ordinary Shares except to the extent of their pecuniary interest therein.